CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED

MARCH 31, 2018 AND 2017

(Presented in thousands of United States dollars, unless otherwise stated)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

 (Unaudited - Presented in thousands of US dollars, except per share amounts)

	Three months ended March 31,
	2018	2017
Sales (note 24)	$70,442	$64,834
Cost of sales (note 25)	39,105	37,651
Mine operating income	31,337	27,183

Other expenses (income)
Selling, general and administration (note 26)	6,895	5,345
Exploration and evaluation	69	89
Share of (income) loss of equity-accounted investee	(241)	65
Foreign exchange loss	2,176	2,132
Other expenses (income)	10	(4)
	8,909	7,627

Operating Income	22,428	19,556

Finance items
Interest income	(639)	(284)
Interest expense	476	479
Other finance cost (note 18)	465	-
Accretion of provisions	178	163
(Gain) loss on financial assets and liabilities carried at fair value	(372)	1,622
	108	1,980

Income before taxes	22,320	17,576

Income tax
Current income tax expense	9,746	8,003
Deferred income tax recovery	(1,180)	(3,426)
	8,566	4,577

Net income for the period	$13,754	$12,999

Earnings per share (note 23)
Basic	$0.09	$0.08
Diluted	$0.09	$0.08

Weighted average number of common shares outstanding during the period (000's)
Basic	159,637	153,835
Diluted	159,770	154,289

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

 (Unaudited - Presented in thousands of US dollars)

	Three months ended March 31,
	2018	2017
Net income for the period	$13,754	$12,999

Items that will remain permanently in other comprehensive income:
Change in fair value of marketable securities, net of $nil tax (note 6)	(68)	-
Items that may in the future be reclassified to profit or loss:
Change in fair value of marketable securities, net of $nil tax (note 6)	-	248
Change in fair value of hedging instruments, net of $nil tax (note 10b)	(106)	154
Total other comprehensive (loss) income for the period	(174)	402
Comprehensive income for the period	$13,580	$13,401

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

 (Unaudited - Presented in thousands of US dollars)

	March 31,	December 31,
	2018	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$170,983	$183,074
Short term investments (note 5)	46,296	29,500
Marketable securities (note 6)	457	556
Derivative assets (note 10)	-	140
Accounts and other receivables (note 8)	28,874	36,370
Income tax receivable	136	130
Inventories (note 9)	18,640	17,753
Prepaid expenses	2,940	3,231
Assets held for sale (note 11)	1,701	1,701
	270,027	272,455
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 13)	299,059	296,612
Plant and equipment (note 14)	131,852	133,664
Investment in associate (note 7)	2,935	2,694
Other non-current receivables (note 12)	1,498	1,223
Deposits on non-current assets (note 15)	2,133	-
Total assets	$707,504	$706,648

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 16)	$37,657	$41,476
Current portion of closure and rehabilitation provisions (note 20)	2,038	1,656
Income taxes payable	8,921	14,237
Current portion of finance lease obligations	363	906
Derivative liabilities (note 10)	1,136	2,328
	50,115	60,603
NON-CURRENT LIABILITIES
Credit facility (note 18)	39,588	39,871
Other liabilities (note 19)	205	1,356
Closure and rehabilitation provisions (note 20)	12,263	12,577
Deferred tax liabilities	27,477	28,657
Total liabilities	129,648	143,064

EQUITY
Share capital (note 22)	418,168	418,168
Reserves	16,533	16,015
Retained earnings	143,155	129,401
Total equity	577,856	563,584

Total liabilities and equity	$707,504	$706,648

/s/ Jorge Ganoza Durant	/s/ Robert R. Gilmore
Jorge Ganoza Durant	Robert R. Gilmore
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cashflows

 (Unaudited - Presented in thousands of US dollars)

	Three months ended March 31,
	2018	2017
OPERATING ACTIVITIES
Net income for the period	$13,754	$12,999
Items not involving cash
Depletion and depreciation	10,644	10,737
Accretion of provisions	178	163
Income taxes	8,566	4,577
Share based payments expense, net of cash settlements	(3,152)	(3,744)
Share of (income) loss of equity-accounted investee (note 7)	(241)	65
Unrealized foreign exchange loss	924	-
Unrealized (gain) loss on financial assets carried at fair value	(1,366)	1,527
Loss on debt modification and other (note 18)	673	(235)
	29,980	26,089
Accounts and other receivables	6,960	(6,634)
Prepaid expenses	287	586
Inventories	(799)	(746)
Trade and other payables	(1,454)	223
Rehabilitation payments	(103)	(87)
Cash provided by operating activities	34,871	19,431
Income taxes paid	(15,180)	(10,207)
Interest paid	(379)	(450)
Interest received	768	120
Net cash provided by operating activities	20,080	8,894

INVESTING ACTIVITIES
Purchase of short term investments	(46,296)	(83,590)
Redemption of short-term investments	28,732	15,700
Investment in marketable securities (notes 6 and 7)	-	(1,139)
Purchases of mineral properties, plant and equipment	(11,205)	(11,291)
Deposits on long term assets, net	(2,133)	-
Proceeds from sale of assets	-	15
Cash used in investing activities	(30,902)	(80,305)

FINANCING ACTIVITIES
Transaction cost on debt modification (note 18)	(792)	-
Proceeds from issuance of common shares	-	76,408
Share issuance costs	-	(4,974)
Repayments of finance lease obligations	(543)	(527)
Cash (used in) provided by financing activities	(1,335)	70,907
Effect of exchange rate changes on cash and cash equivalents	66	231
Decrease in cash and cash equivalents during the period	(12,091)	(273)
Cash and cash equivalents, beginning of the period	183,074	82,484
Cash and cash equivalents, end of the period	$170,983	$82,211

Cash and cash equivalents consists of:
Cash	$43,228	$21,474
Cash equivalents	127,755	60,737
Cash and cash equivalents, end of the period	$170,983	$82,211

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

 (Unaudited - Presented in thousands of US dollars, except for share amounts)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity
Balance at January 1, 2018	159,636,983	$418,168	$14,726	$147	$27	$1,115	$129,401	$563,584
Total comprehensive income
Net income for the period	-	-	-	-	-	-	13,754	13,754
Other comprehensive loss	-	-	-	(106)	(68)	-	-	(174)
Total comprehensive income	-	-	-	(106)	(68)	-	13,754	13,580

Transactions with owners of the Company
Share-based payments (note 21)	-	-	692	-	-	-	-	692
	-	-	692	-	-	-	-	692
Balance at March 31, 2018	159,636,983	$418,168	$15,418	$41	$(41)	$1,115	$143,155	$577,856

Balance at January 1, 2017	146,978,173	$343,963	$14,865	$(222)	$334	$1,115	$63,096	$423,151
Total comprehensive income
Net income for the period	-	-	-	-	-	-	12,999	12,999
Other comprehensive income	-	-	-	154	-	-	-	154
Total comprehensive income	-	-	-	154	-	-	12,999	13,153

Transactions with owners of the Company
Issuance of common shares	11,873,750	69,830	-	-	-	-	-	69,830
Exercise of stock options	133,060	720	(198)	-	-	-	-	522
Exercise of warrants	238,515	2,166	(1,083)	-	-	-	-	1,083
Share-based payments (note 21)	-	-	46	-	-	-	-	46
	12,245,325	72,716	(1,235)	-	-	-	-	71,481
Balance at March 31, 2017	159,223,498	$416,679	$13,630	$(68)	$334	$1,115	$76,095	$507,785

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

1. Reporting Entity

Fortuna Silver Mines Inc. and its subsidiaries (the "Company") is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is developing the Lindero Gold Project in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2. Basis of Presentation

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 «Interim Financial Reporting». They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017, which includes information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements, except for the adoption of new standard effective as of January 1, 2018 (Note 3). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not effective yet.

On May 8, 2018, the Company's Board of Directors approved these interim financial statements for issuance.

Presentation and Functional Currency

These financial statements are presented in United States Dollars (“$” or "US$"), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 28).

3. Significant Accounting Policies and changes to accounting policies

IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The Company has concluded that there was no cumulative effect adjustment required to be recognized at January 1, 2018. The details of the accounting policy changes and the quantitative impact of these changes are described below.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

Concentrate Sales

The Company earns revenue from contracts with customers related to its concentrate sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 24 of these financial statements.

The Company has concluded that there were no significant changes in the accounting for concentrate sales as a result of the transition to IFRS 15 as the timing of control of the concentrate passing to the customer and the treatment of provisional pricing adjustments are unchanged from policies applied prior to the adoption of IFRS 15.

IFRS 9 Financial Instruments

The Company has adopted IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. Prior periods were not restated and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 28, there were no quantitative impacts from adoption.

The details of accounting policy changes and described below:

(a) Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9, a financial asset is measured as either:  amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL).  All non-derivative financial liabilities are measured at amortized cost. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

The following accounting policies apply to the subsequent measurement of financial assets.

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
•

Financial assets at amortized cost  - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

•

Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Upon adoption of IFRS 9, the Company made an irrevocable election to present in other comprehensive income subsequent changes in the fair value of its investments in marketable securities, which is substantially consistent with the accounting treatment prior to adoption. These financial assets are classified as FVOCI.

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

	Original (IAS 39)	New (IFRS 9)
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Term deposits	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Marketable securities	Available for sale	Fair value through other comprehensive income
Trade receivables from concentrate sales	Fair value through profit or loss	Fair value through profit or loss
Interest rate swap asset	Fair Value (hedging)	Fair Value (hedging)
Financial liabilities
Trade payables	Other liabilities	Amortized cost
Payroll payable	Other liabilities	Amortized cost
Share units payable	Other liabilities	Amortized cost
Credit facility	Other liabilities	Amortized cost
Other payables	Other liabilities	Amortized cost
Metal forward sales and zero cost collar contracts	Fair value through profit or loss	Fair value through profit or loss

(b) Impairment of financial assets

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

For our trade receivables, we apply the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. We did not record an adjustment relating to the implementation of the expected credit loss model for our trade receivables.

(c) Hedge accounting

The Company has elected to adopt the new general hedge accounting model in IFRS 9. This requires the Company to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

The Company has established a strategy, in accordance with its current risk management policies, to use interest rate swaps to hedge against the variability in cash flows arising from changes in USD LIBOR based floating interest rate borrowing relating to its credit facility.

As per IFRS 9, hedging relationships that qualified for hedge accounting in accordance with IAS 39, that also qualify for hedge accounting in accordance with IFRS 9 (after taking into account any rebalancing of the hedging relationship on transition), are regarded as continuing hedging relationships. Hence, the original hedge relationship continues from the trade inception date of the interest rate swap to the maturity date of the interest rate swap associated with the hedged exposure, unless the hedging relationship is required to be terminated earlier.

Management qualitatively assess that the changes in value of the hedging instrument and the hedged item will move in opposite directions and will be perfectly offset. As both counterparties to the derivative are investment grade, the effect of credit risk is considered as neither material nor dominant in the economic relationship. The hedge was highly effective at transition date under IFRS 9.  The portion of the gain or loss on the hedging instrument that is determined to be effective will be recognized directly in other comprehensive income while  the amount that is determined to be ineffective, if any, will be recorded in the profit or loss during the life of the hedging relationship.

New Accounting Standards issued but not yet effective

In 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases.  Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted.  The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities in the statement of profit or loss. The Company is currently evaluating the impact the new standard will have on its financial results.

4. Use of Judgements and Estimates

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impacts of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim consolidated financial statements for the three months ended March 31, 2018, the Company applied the critical judgements and estimates as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2017.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

5. Short Term Investments

	March 31,	December 31,
	2018	2017
Term deposits and similar instruments	$46,296	$29,500

The term deposits have maturities in excess of 90 days and less than one year on the date of acquisition.

6. Marketable Securities

	March 31,	December 31,
	2018	2017
Common shares of Prospero Silver Corp.	$457	$555
Warrants of Prospero Silver Corp.	-	1
	$457	$556

In May 2017, the Company acquired by way of a private placement 5,357,142 units of Prospero Silver Corp. ("Prospero") at a price of C$0.28 per unit for cash consideration of C$1.5 million.  Each unit was comprised of one common share and one common share purchase warrant exercisable at C$0.35 per share until May 2020. Following the transaction, the Company owned approximately 15% of the issued and outstanding common shares of Prospero and would own approximately 26% if all of the warrants were exercised.    The Board of Directors of Prospero is required to approve an increase in the Company’s ownership above 19.9%. As at March 31, 2018, the Company owned approximately 15% (December 31, 2017  - 15%) of the issued common shares of Prospero.

During the three months ended March 31, 2018, the Company recognized an unrealized loss of $68 (March 31, 2017 –$248) related to changes in the fair value of its marketable securities through other comprehensive income.

7. Investment in Associate

Medgold is a Canadian public company which trades on the TSX Venture Exchange under the ticker symbol MED and is quoted in Canadian dollars ("C$").  Medgold's principal business activity is the acquisition and exploration of resource properties in Serbia.

In June 2016, the Company acquired 10 million common shares and 10 million common share purchase warrants of Medgold Resources Corp. ("Medgold").  In February 2017, the Company exercised all of the Medgold warrants it held.  Upon exercise, the Company held 24.0% of the issued and outstanding common shares of Medgold (20.4% on a fully diluted basis) and reclassified the amounts to investment in associate.

On February 7, 2017, the Company exercised its common share purchase warrants to purchase 10 million common shares of Medgold (note 6) which resulted in the Company increasing its interest to 24.0% As a result, the Company has significant influence over Medgold commencing on February 7, 2017, and accounts for its investment using the equity method. As at March 31, 2018, the Company owned a 22% interest in Medgold. The market value of the Company’s investment in Medgold as at March 31, 2018 was C$3,800 (December 31, 2017 - C$3,200).

The Company is related to Medgold by virtue of a director in common.

Medgold shares and warrants presented as marketable securities, January 1, 2017	$1,579
Cash paid upon exercise of warrants	1,372
Fair value adjustments prior to February 7, 2017	(65)
Share of Medgold's net loss	(192)
Balance of Medgold investment at December 31, 2017	2,694
Share of Medgold's net income	241
Balance at March 31, 2018	$2,935

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

8. Accounts and Other Receivables

	March 31,	December 31,
	2018	2017
Trade receivables from concentrate sales	$25,222	$34,250
Advances and other receivables	1,365	1,249
Value added taxes recoverable	2,287	871
Accounts and other receivables	$28,874	$36,370

The Company's trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers and no amounts were past due at March  31, 2018 or December 31, 2017.

9. Inventories

	March 31,	December 31,
	2018	2017
Concentrate stockpiles	$3,857	$2,594
Ore stockpiles	3,816	4,144
Materials and supplies	10,967	11,015
Inventories	$18,640	$17,753

During the three month ended March 31, 2018, the Company expensed $38,473 (2017 – $37,472) of inventories to cost of sales.

10. Derivative Assets and Derivative Liabilities

	March 31,	December 31,
Assets	2018	2017
Interest rate swap	$-	$140
Derivative assets	$-	$140

Liabilities
Interest rate swap	$173	$-
Commodity derivative contracts	963	2,328
Derivative liabilities	$1,136	$2,328

(a)	Commodity derivative contracts

In 2017, the Company entered into zero cost collars for an aggregate 7,500 tonnes of lead with a floor price of $2,100 per tonne and a cap price of $2,500 per tonne, maturing from August 2017 to June 2018. In 2017, the Company also entered into zero cost collars for an aggregate 6,500 tonnes of zinc with a floor price of $2,500 per tonne and a cap price of $2,965 per tonne, maturing during the first half of 2018.

Subsequent to March 31, 2018, the Company entered into zero cost collars for an aggregate 6,000 tonnes of zinc with a floor price of $3,050 per tonne and a cap price of $3,300 per tonne, maturing between November 2018 and June 2019.

The zinc and lead contracts are derivative financial instruments and are not accounted for as designated hedges under IFRS 9. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

The following table summarizes the gains (losses) from the settlement of and the open positions for the zinc and lead forward sales contracts for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017
Realized
Zinc Contracts
Tonnes settled	1,950	1,273
Average settlement price per tonne	$3,422	$2,700
Settlement gains (losses)	$(892)	$(269)

Lead Contracts
Tonnes settled	1,800	229
Average settlement price per tonne	$2,523	$2,340
Settlement gains (losses)	$(102)	$4

Unrealized
Zinc Contracts
Open positions - tonnes	4,550	6,530
Price per tonne	$2,500 - 3,190	$2,700
Unrealized gains (losses)	$960	$(1,452)

Lead Contracts
Open positions - tonnes	4,200	2,736
Price per tonne	$2,100 - 2,689	$2,650
Unrealized gains (losses)	$406	$6

(b)	Interest rate swap

Effective April 1, 2015, the Company entered into an interest rate swap ("Swap") on a notional amount of $40,000, which was to expire on March 25, 2019 and matched the maturity of the credit facility. The Swap was designated as a hedge for accounting purposes. The Swap was entered into to hedge the variable interest rate risk on the Company’s credit facility. The fixed interest rate on the swap was 1.52% and the floating amount was based on the one-month LIBOR rate. The swap was settled on a monthly basis, with settlement being the net difference between the fixed and floating interest rates.

In January 2018, the Company terminated the Swap and received a $214 settlement payment. Simultaneously, the Company entered into a new interest rate swap ("New Swap") for a term of 4 years in connection with the amended credit facility (Note 18).

The New Swap has been designated as a hedge for accounting purposes under IFRS 9. The New Swap was entered into to hedge the variable interest rate risk on the Company’s Amended Credit Facility. The fixed interest rate on the swap is 2.61% and the floating amount is based on the one-month LIBOR rate. The swap is settled on a monthly basis, with settlement being the net difference between the fixed and floating interest rates.

During the three month ended March 31, 2018, the Company recognized an unrealized loss of $173  (March 31, 2017  – gain $154), related to the changes in the fair value of the swaps through other comprehensive income.  The New Swap was determined to be an effective hedge for the period ended March 31, 2018.

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

11. Assets held for sale

In 2017, management determined that certain plant and equipment were no longer required for mining operations at the San Jose Mine and became available for immediate sale. As at March 31, 2018, the carrying amount of the asset held for sale was $1,701 (December 31, 2017 - $1,701).

12. Other non-current receivables

As at March 31, 2018, there were $1,498 (December 31, 2017 - $1,223) of value added tax recoverable from expenditures on the development of the Lindero Project in Argentina. The Company expects recovery of these amounts to commence once the Lindero Project reaches commercial production.

13. Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depleted
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2018	$112,669	$164,198	$140,154	$4,150	$421,171
Additions	2,091	3,095	2,661	359	8,206
Change in rehabilitation provision	(59)	130	(29)	-	42
Balance, March 31, 2018	$114,701	$167,423	$142,786	$4,509	$429,419

ACCUMULATED DEPLETION
Balance, January 1, 2018	$61,053	$63,506	$-	$-	$124,559
Depletion	1,755	4,046	-	-	5,801
Balance, March 31, 2018	$62,808	$67,552	$-	$-	$130,360

NET BOOK VALUE, March 31, 2018	$51,893	$99,871	$142,786	$4,509	$299,059

	Depletable		Not depleted
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2017	$100,630	$151,259	$130,590	$1,844	$384,323
Additions	10,599	13,888	9,234	2,508	36,229
Change in rehabilitation provision	1,448	(931)	301	-	818
Disposals	-	-	-	(202)	(202)
Reclassifications	(8)	(18)	29	-	3
Balance, December 31, 2017	$112,669	$164,198	$140,154	$4,150	$421,171

ACCUMULATED IMPAIRMENT
Balance, January 1, 2017	$31,900	$-	$-	$-	$31,900
Impairment reversal	(31,900)	-	-	-	(31,900)
Balance, December 31, 2017	$-	$-	$-	$-	$-

ACCUMULATED DEPLETION
Balance, January 1, 2017	$42,059	$46,829	$-	$-	$88,888
Impairment reversal	13,038	-	-	-	13,038
Depletion	5,956	16,677	-	-	22,633
Balance, December 31, 2017	$61,053	$63,506	$-	$-	$124,559

NET BOOK VALUE, December 31, 2017	$51,616	$100,692	$140,154	$4,150	$296,612

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(a) Exploration and Evaluation Assets

Included in mineral properties are exploration and evaluation assets which are categorized as not  depleted other in the above tables.  The Company is currently conducting exploration and evaluation activities on the following properties:

Tlacolula Property

On August 2, 2017, the Company completed a Purchase and Sale Agreement with Radius Gold Inc. to acquire the Tlacolula gold property (the “Property”) for total consideration of $1,328, comprising of $150 cash and the issuance of 239,385 common shares valued at $1,128. Radius was granted a 2% NSR royalty on the Property, one-half of which can be re-purchased for $1,500.

During the three months ended March 31, 2018, the Company spent $106 (2017 - $158) on the Property, which has been capitalized as part of mineral properties.

(b) Lindero Project

In July 2016, Fortuna Silver Mines Inc. acquired all the issued and outstanding common shares of Goldrock Mines Corp. ("Goldrock"). Goldrock's principal asset is the 100% owned Lindero Gold Project located in Salta Province, Argentina.

On September 21, 2017, the Board of Directors approved the construction of the Lindero Gold Project, and the expenditures related to this project are no longer classified as an exploration and evaluation asset.

During the three months ended March 31, 2018 the Company capitalized $2,661 to Mineral Properties related to the construction of the project.

14. Plant and Equipment

	Machinery and equipment	Land, buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2018	$62,217	$131,738	$6,315	$1,163	$7,295	$12,921	$221,649
Additions	292	179	182	114	-	2,391	3,158
Reclassifications	2,940	4,267	80	-	-	(7,287)	-
Balance, March 31, 2018	$65,449	$136,184	$6,577	$1,277	$7,295	$8,025	$224,807

ACCUMULATED DEPRECIATION
Balance, January 1, 2018	$27,570	$52,353	$3,890	$662	$3,510	$-	$87,985
Depreciation	1,578	3,050	151	51	140	-	4,970
Balance, March 31, 2018	$29,148	$55,403	$4,041	$713	$3,650	$-	$92,955

NET BOOK VALUE, March 31, 2018	$36,301	$80,781	$2,536	$564	$3,645	$8,025	$131,852

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2017	$57,685	$132,067	$15,848	$1,095	$7,810	$941	$215,446
Additions	3,290	276	726	108	-	10,812	15,212
Disposals	(3,461)	(1,184)	(3,006)	(110)	(515)	(730)	(9,006)
Reclassifications	4,703	579	(7,253)	70	-	1,898	(3)
Balance, December 31, 2017	$62,217	$131,738	$6,315	$1,163	$7,295	$12,921	$221,649

ACCUMULATED IMPAIRMENT
Balance, January 1, 2017	$3,776	$16,154	$2,365	$-	$475	$-	$22,770
Disposals	(1)	-	-	-	(75)	-	(76)
Impairment reversal	(3,775)	(16,154)	(2,365)	-	(400)	-	(22,694)
Balance, December 31, 2017	$-	$-	$-	$-	$-	$-	$-

ACCUMULATED DEPRECIATION
Balance, January 1, 2017	$17,864	$33,479	$6,748	$576	$3,146	$-	$61,813
Disposals	(2,549)	(448)	(1,507)	(101)	(440)	-	(5,045)
Reclassifications	3,907	-	(3,920)	13	-	-	-
Impairment reversal	2,449	6,484	1,253	-	251	-	10,437
Depreciation	5,899	12,838	1,316	174	553	-	20,780
Balance, December 31, 2017	$27,570	$52,353	$3,890	$662	$3,510	$-	$87,985

NET BOOK VALUE, December 31, 2017	$34,647	$79,385	$2,425	$501	$3,785	$12,921	$133,664

15. Deposits on Non-Current Assets

As at March 31, 2018, the Company has provided advances of $2,133 (2017 – nil) to contractors related to the construction of the Lindero project.

16. Trade and Other Payables

	March 31,	December 31,
	2018	2017
Trade accounts payable	$12,978	$13,576
Refundable deposits to contractors	758	686
Payroll payable	14,404	13,894
Mining royalty	251	1,023
Value added taxes payable	419	1,285
Interest payable	143	137
Other payables	922	411
	29,875	31,012

Deferred share units payable	5,607	5,094
Restricted share units payable	2,175	2,679
Performance share units payable	-	2,691
Total current share units payable (note 21)	7,782	10,464

Total trade and other payables	$37,657	$41,476

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

17. Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three months ended March 31, 2018 and 2017:

(a) Purchase of Goods and Services

During the three months ended March 31, 2018 and 2017, the Company entered into the following related party transactions with Gold Group Management Inc. and Mill Street Services Ltd., companies with directors in common with the Company.

	Three months ended March 31,
	2018	2017
Personnel costs	$72	$71
General and administrative expenses	145	92
	$217	$163

The Company has outstanding balances payable with Gold Group Management Inc. of $nil as at March 31, 2018 (December 31, 2017 - $10). Amounts due to related parties are due on demand, and are unsecured.

(b) Key Management Personnel

	Three months ended March 31,
	2018	2017
Salaries and benefits	$835	$837
Directors fees	268	99
Consulting fees	34	34
Share-based payments	1,247	91
	$2,384	$1,061

18. Credit facility

On January 26, 2018, the Company entered into an amended and restated four year term credit facility with the Bank of Nova Scotia (“Amended Credit Facility”).  The Amended Credit Facility consists of a $40,000 non-revolving credit facility, which has been fully drawn and an $80,000 revolving credit facility. The interest rate on the Amended Credit Facility is on sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a Total Debt to EBITDA ratio, as defined in the Amended Credit Facility  The Amended Credit Facility is secured by a first ranking lien on the assets of Minera Bateas S.A.C. ("Bateas"),  Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan"), Mansfield Minera S.A. ("Mansfield") and their holding companies. The Company must comply with the terms in the amended agreement related to reporting requirements, conduct of business, insurance, notices, and must comply with certain financial covenants, including a maximum debt to EBITDA ratio and a minimum tangible net worth, each as defined in the Amended Credit Facility.

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

The amendment to the credit facility was accounted for as a modification under IFRS 9 and a loss of $465 was recognized in other financing cost in the consolidated income statement.

Balance January 1, 2018	$39,871
Amortization of transaction costs	9
Balance immediately prior to modification	39,880
Loss on modification	465
Transaction costs paid	(792)
Balance post modification	39,552
Amortization of transaction costs	36
Balance, March 31, 2018	$39,588

19. Other Liabilities

	March 31,	December 31,
	2018	2017
Restricted share units (note 21)	$98	$1,256
Other non-current liabilities	107	100
	$205	$1,356

20. Closure and Rehabilitation Provisions

	Closure and rehabilitation provisions
	Caylloma Mine	San Jose Mine	Lindero Gold Project	Total
Balance January 1, 2018	$9,624	$4,100	$509	$14,233
Changes in estimate	(146)	(183)	(29)	(358)
Incurred and charged against the provision	(86)	(17)	-	(103)
Accretion expense	98	80	-	178
Effect of foreign exchange changes	38	313	-	351
Balance March 31, 2018	9,528	4,293	480	14,301
Current portion	1,907	131	-	2,038
Non-current portion	$$7,621	$$4,162	$$480	$$12,263

Closure and reclamation provisions represent the present value of rehabilitation costs relating to mine and development sites.  There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of closure and rehabilitation obligations during the three months ended March  31, 2018.

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

21. Share Based Payments

(a) Deferred Share Units

	Number of Deferred Share Units	Fair Value
Outstanding, December 31, 2016	883,068	$4,992
Grants	91,108	429
Change in fair value	-	(327)
Outstanding, December 31, 2017	974,176	5,094
Grants	101,612	482
Change in fair value	-	31
Outstanding, March 31, 2018	1,075,788	$5,607

(b)Restricted Share Units

The following table summarizes the activity of the equity settled restricted share units:

	Number of Restricted Share Units	Fair Value
Outstanding, December 31, 2016	-	$-
Grants	390,751	1,845
Outstanding, December 31, 2017	390,751	1,845
Grants	417,135	1,977
Outstanding, March 31, 2018	807,886	$3,822

The following table summarizes the activity of the cash settled restricted share units:

	Number of Restricted Share Units	Fair Value
Outstanding, December 31, 2016	1,337,720	$4,489
Grants to officers	15,748	74
Grants to employees	38,037	181
Units paid out in cash	(406,022)	(2,114)
Forfeited or cancelled	(5,007)	(5)
Change in fair value and vesting	-	1,310
Outstanding, December 31, 2017	980,476	3,935
Grants to officers	16,129	76
Grants to employees	57,150	271
Units paid out in cash	(379,568)	(1,833)
Forfeited or cancelled	(3,029)	(15)
Change in fair value and vesting	-	(161)
Outstanding, March 31, 2018	671,158	$2,273

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(c) Performance Share Units

The following table summarizes the activity of the equity settled performance share units:

	Number of Restricted Share Units	Fair Value
Outstanding, December 31, 2017	-	-
Grants	1,002,166	4,751
Outstanding, March 31, 2018	1,002,166	$4,751

The following table summarizes the activity of the cash settled performance share units:

	Number of Performance Share Units	Fair Value
Outstanding, December 31, 2016	885,535	$3,545
Units paid out in cash	(332,076)	(1,770)
Change in fair value and vesting	-	916
Outstanding, December 31, 2017	553,459	2,691
Units paid out in cash	(553,459)	(2,596)
Change in fair value and vesting	-	(95)
Outstanding, March 31, 2018	-	$-

22. Share Capital

(a) Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

 (b) Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options.  As at March 31,  2018, a total of 1,581,954 common shares were available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2016	844,993	$4.19
Exercised	(307,160)	3.39
Forfeited	617,694	6.35
Outstanding, December 31, 2017	1,155,527	5.56
Granted	640,951	6.20
Outstanding, March 31, 2018	1,796,478	$5.79

Vested and exercisable, December 31, 2017	537,833	$4.64
Vested and exercisable, March 31, 2018	537,833	$4.64

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

The assumptions used to estimate the fair value of the stock options granted during the three months ended March 31, 2018 were a risk-free interest rate of 1.79%, expected volatility of 68.16%, expected life of 3 years, expected forfeiture rate of 5.57%, and an expected dividend yield of nil. The fair value, as determined using the Black-Scholes Option Pricing Model,  was C$2.69 per option granted in the period.

For the three months ended March 31, 2018, the Company recognized a share-based payment expense of $324  (three months ended March 31, 2017 – $46).

(c) Warrants

	Number of warrants	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2016	582,977	$6.01
Exercised	238,515	6.01
Outstanding, December 31, 2017	821,492	6.01
Outstanding, March 31, 2018	821,492	$6.01

23. Earnings per Share

	Three months ended March 31,
Basic	2018	2017
Net income for the period	$13,754	$12,999
Weighted average number of shares (000's)	159,637	153,835
Earnings per share - basic	$0.09	$0.08

	Three months ended March 31,
Diluted	2018	2017
Net income for the period	$13,754	$12,999
Weighted average number of shares ('000's)	159,637	153,835
Incremental shares from options	128	101
Incremental shares from warrants	5	353
Weighted average diluted number of shares (000's)	159,770	154,289

Diluted earnings per share	$0.09	$0.08

As at March 31, 2018, there were no anti-dilutive options or warrants excluded from the above calculation (2017 – nil).

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

24. Sales

(a) By product and geographical area

	Three months ended March 31, 2018
	Peru	Switzerland	Mexico	Total
Silver-gold concentrates	$-	$36,414	$10,474	$46,888
Silver-lead concentrates	11,114	-	-	11,114
Zinc concentrates	13,788	-	-	13,788
Provisional pricing adjustments	(126)	(1,595)	373	(1,348)
Sales to external customers	$24,776	$34,819	$10,847	$70,442

	Three months ended March 31, 2017
	Peru	Switzerland	Mexico	Total
Silver-gold concentrates	$-	$-	$42,668	$42,668
Silver-lead concentrates	10,462	-	-	10,462
Zinc concentrates	9,683	-	-	9,683
Provisional pricing adjustments	656	-	1,365	2,021
Sales to external customers	$20,801	$-	$44,033	$64,834

 (b) By major customer

	Three months ended March 31,
	2018	2017
Customer 1	$24,776	$15,724
Customer 2	-	23,180
Customer 3	-	20,853
Customer 5	34,819	5,077
	$70,442	$64,834

We are exposed to metal price risk with respect to our sales of silver, gold, zinc, and lead concentrates. A 10% change in metal prices from the prices used at March 31, 2018 would result in a change of $11.0 million to sales and accounts receivable for sales which are still based on provisional prices as at March 31, 2018.

25. Cost of Sales

	Three Months Ended March 31, 2018
	Caylloma	San Jose	Total
Direct mining costs	$8,701	$14,407	$23,108
Salaries and benefits	1,617	1,428	3,045
Workers' participation	549	944	1,493
Depletion and depreciation	3,301	7,264	10,565
Royalties	62	832	894
	$14,230	$24,875	$39,105

Page | 21

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Three Months Ended March 31, 2017
	Caylloma	San Jose	Total
Direct mining costs	$7,877	$14,043	$21,920
Salaries and benefits	1,389	1,211	2,600
Workers' participation	322	1,145	1,467
Depletion and depreciation	2,244	8,374	10,618
Royalties	248	798	1,046
	$12,080	$25,571	$37,651

26. Selling, General, and Administrative

	Three Months Ended March 31,
	2018	2017
Selling, general and administrative	$5,287	$4,870
Workers' participation	330	348
	5,617	5,218
Share-based payments	1,278	127
	$6,895	$5,345

27. Segmented Information

The following summary describes the operations of each reportable segment:

•	Bateas – operates the Caylloma silver, lead, and zinc mine
•	Cuzcatlan – operates the San Jose silver-gold mine
•	Lindero – development of the Lindero Gold Project
•	Corporate – corporate stewardship

	Three months ended March 31, 2018
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$-	$24,776	$45,666	$-	$70,442
Cost of sales	-	(14,230)	(24,875)	-	(39,105)
Selling, general, and administration	(4,061)	(1,078)	(1,756)	-	(6,895)
Other expenses	99	(17)	(2,096)	-	(2,014)
Finance items	(815)	488	221	-	(106)
Segment profit (loss) before taxes	(4,777)	9,939	17,160	-	22,322
Income taxes	(186)	(3,511)	(4,681)	(188)	(8,566)
Segment profit (loss) after taxes	$(4,963)	$6,428	$12,479	$(188)	$13,756

	Three months ended March 31, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$-	$20,801	$44,033	$-	$64,834
Cost of sales	-	(12,080)	(25,571)	-	(37,651)
Selling, general, and administration	(3,314)	(657)	(1,374)	-	(5,345)
Other income (expenses)	(33)	(33)	(2,216)	-	(2,282)
Finance items	(348)	(1,568)	(64)	-	(1,980)
Segment profit (loss) before taxes	(3,695)	6,463	14,808	-	17,576
Income taxes	(35)	(1,551)	(2,991)	-	(4,577)
Segment profit (loss) after taxes	$(3,730)	$4,912	$11,817	$-	$12,999

Page | 22

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	March 31, 2018
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$66,081	$159,214	$321,508	$160,702	$707,505
Total liabilities	$55,187	$31,494	$40,884	$2,083	$129,648
Capital expenditures	$147	$2,287	$4,102	$4,876	$11,412

	December 31, 2017
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$82,978	$156,513	$316,692	$150,465	$706,648
Total liabilities	$57,889	$35,169	$48,441	$1,565	$143,064
Capital expenditures	$540	$13,184	$22,577	$10,757	$47,058

Capital expenditures for the three months ended March 31, 2017 were $9,790.

28. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables

Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period.  We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.

Interest rate swaps, and metal contracts

Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates.  These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Marketable securities – warrants

The Company determines the value of the warrants using a Black-Scholes valuation model which uses a combination of quoted prices and market-derived inputs, such as volatility and interest rate estimates. Fair value changes on the warrants are charged to profit and loss.

During the period ended March 31, 2018, and 2017, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.  The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.  Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 23

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
March 31, 2018	Fair value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Marketable securities - shares	$457	$-	$-	$457	$457	$-	$-	$-
Trade receivables concentrate sales	-	25,219	-	25,219	-	25,219	-	-
Interest rate swap asset	(173)	-	-	(173)	-	(173)	-	-
	$284	$25,219	$-	$25,503	$457	$25,046	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$170,983	$170,983	$-	$-	$-	$170,983
Term deposits	-	-	46,296	46,296	-	-	-	46,296
Other receivables	-	-	1,368	1,368	-	-	-	1,368
	$-	$-	$218,647	$218,647	$-	$-	$-	$218,647

Financial liabilities measured at Fair Value
Metal forward sales and zero cost collar contracts	$-	$-	$-	$-	$-	$-	$-	$-
	$-	$-	$-	$-	$-	$-	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(12,978)	$(12,978)	$-	$-	$-	$(12,978)
Payroll payable	-	-	(14,404)	(14,404)	-	-	-	(14,404)
Share units payable	-	-	(7,880)	(7,880)	-	(7,880)	-	-
Finance lease obligations	-	-	(363)	(363)	-	-	-	(363)
Bank loan payable	-	-	(39,588)	(39,588)	-	(40,000)	-	-
Other payables	-	-	(1,423)	(1,423)	-	-	-	(1,423)
	$-	$-	$(76,636)	$(76,636)	$-	$(47,880)	$-	$(29,168)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value						Fair value
December 31, 2017	Available for sale	Fair value through profit or loss	Fair Value (hedging)	Loans and receivables	Other liabilities	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Marketable securities - shares	$555	$-	$-	$-	$-	$555	$555	$-	$-	$-
Marketable securities - warrants	-	1	-	-	-	1	-	1	-	-
Trade receivables concentrate sales	-	34,250	-	-	-	34,250	-	34,250	-	-
Interest rate swap asset	-	-	140	-	-	140	-	140	-	-
	$555	$34,251	$140	$-	$-	$34,946	$555	$34,391	$-	-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$-	$183,074	$-	$183,074	$-	$-	$-	$183,074
Term deposits	-	-	-	29,500	-	29,500	-	-	-	29,500
Other receivables	-	-	-	1,251	-	1,251	-	-	-	1,251
	$-	$-	$-	$213,825	$-	$213,825	$-	$-	$-	$213,825

Financial liabilities measured at Fair Value
Metal forward sales and zero cost collar contracts	$-	$-	$(2,328)	$-	$-	$(2,328)	$-	$(2,328)	$-	$-
	$-	$-	$(2,328)	$-	$-	$(2,328)	$-	$(2,328)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$-	$-	$(13,576)	$(13,576)	$-	$-	$-	$(13,576)
Payroll payable	-	-	-	-	(13,894)	(13,894)	-	-	-	(13,894)
Share units payable	-	-	-	-	(11,720)	(11,720)	-	(11,720)	-	-
Finance lease obligations	-	-	-	-	(906)	(906)	-	-	-	(906)
Bank loan payable	-	-	-	-	(39,871)	(39,871)	-	(40,000)	-	-
Other payables	-	-	-	-	(1,671)	(1,671)	-	-	-	(1,671)
	$-	$-	$-	$-	$(81,638)	$(81,638)	$-	$(51,720)	$-	$(30,047)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

29. Supplemental cashflow information

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes were as follows:

	Bank Loan	Finance lease obligation	Interest rate swaps
As at January 1, 2017	$39,768	3,034	253
Amortization of transaction costs	103	-	-
Principal payments	-	(2,128)	-
Interest accrued	-	-	(25)
Change in fair value	-	-	(368)
As at January 1, 2018	39,871	906	(140)
Transaction cost	(792)	-	-
Loss on debt modification	465	-	-
Amortization of transaction costs	44	-	-
Principal payments	-	(543)	-
Settlement of the swap	-	-	140
Change in fair value	-	-	173
As at March 31, 2018	$39,588	$363	$173

30. Contingencies and Capital Commitments

(a) Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in March 2017, with total undiscounted closure costs of $9,230 consisting of progressive closure activities of $3,646, final closure activities of $4,971, and post-closure activities of $613. Pursuant to the closure regulations, the Company is required to place the following guarantees with the government:

•	2018 – $4,990
•	2019 – $6,928

The Company has established a bank letter of guarantee in the amount of $4,990 (2017 – $4,990), on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2018.

(b) Other Commitments

As at March 31, 2018, the Company had capital commitments of $18,742 (2017 - $5,715) for civil work, equipment purchases and other services at the Lindero Gold Project expected to be expended within one year.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period, as at March 31, 2018 are as follows:

	Less than
	1 year	1 - 3 years	4 - 5 years	Total
Office premises	$569	$1,084	$632	$2,285
Computer equipment	95	36	-	131
Machinery	1	-	-	1
Total operating leases	$665	$1,120	$632	$2,417

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(c) Tax Contingencies

Peru

The Company has been assessed $1,750 by SUNAT, the Peruvian tax authority, including interest and penalties of $573, for tax years 2010 and 2011. The Company is appealing these assessments and has provided a guarantee by way of a letter bond in the amount of $838.

No amounts have been accrued as at March 31, 2018 or December 31, 2017 in respect of these tax assessments as the Company believes it is more likely than not that the Company’s appeal will be successful.

 (d) Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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